Filed by Aytu BioScience, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:
Aytu BioScience, Inc. (SEC File No. 001-38247)

Aytu Team:

I’m pleased to share with you some exciting, transformational news about Aytu BioScience that we announced publicly this morning.

This morning, the company announced Aytu BioScience’s plan to acquire a publicly-traded, specialty pharmaceutical company, Innovus Pharmaceuticals.  Through this acquisition of Innovus, Aytu will expand into the $40 billion consumer healthcare market and acquire a rapidly-growing, specialty pharmaceutical company in this consumer segment.  This is a bold and timely step for the company to transform and expand our commercial platform and substantially increase the breadth of our product line and revenue. The management team, Board, and I are very excited about the diversification and growth prospects this acquisition adds to our already strong and growing Rx business!

A little background on Innovus:

Innovus markets novel over-the-counter (OTC) medicines as well as proprietary supplements and other healthcare products via direct-to-consumer advertising and online marketing. They have over 30 unique consumer products in their portfolio.  Innovus generated approximately $24 million in revenue over the last four quarters and have grown revenue over 100% since 2017.  Innovus sells several of their products worldwide, but they primarily focus on North America and have grown revenues here quite rapidly recently.  Innovus, like Aytu, focuses on bringing novel products to market in large therapeutic areas, but Innovus focuses specifically on consumer segments.  These segments include diabetes, sexual medicine, men’s health, and respiratory health (among others), and they continually evaluate new product opportunities to bring to market.

Innovus is based in San Diego and has a small ~20-person infrastructure, but they do not have a sales force.  They market their products via direct-to-consumer marketing channels (online, direct mail, etc.) and have a small internal team and group of consultants who perform their core marketing functions.  They are an efficient, lean team that has expertise in consumer healthcare marketing and distribution, so this consumer-focused approach complements our direct selling to physician customers.

Why we’re excited about this acquisition:

It is well documented that the consumer healthcare market is large and growing, and we are making a timely, opportunistic play to enter this attractive market.  Further, when we combine with Innovus the new Aytu BioScience will show trailing 12-month revenue of approximately $31 million – more than four times our current annual revenue!  Additionally, we diversify our revenue base, reduce seasonality (particularly with Tuzistra), increase our scale, and bolster our management team.  In short, this acquisition takes Aytu to a much higher level.

What does this mean to you?

If you’re in the sales force, or working outside of the finance, legal, and executive functions, the short answer is – this planned acquisition doesn’t change anything for you day-to-day.  You will, however, be working within a larger enterprise with more resources and a much larger addressable market.  If you’re in the sales force, there is no change as, of course, we have Rx products to sell, and the growth of those products is just beginning.

As we stated in today’s press release, the prescription product portfolio will continue to be commercialized through the existing Aytu sales force, while the consumer health products will continue to be primarily commercialized via Innovus’ proprietary “Beyond Human®” marketing platform.  However, and potentially at some point in the future, both lines of business may benefit from opportunistic cross-selling such that some consumer products may be marketed in the physician office setting by Aytu’s sales force, while the marketing of the prescription products may be bolstered through various online and direct-to-consumer marketing initiatives.  This said, none of this cross-selling is imminent as regulatory and other strategic alignment would be needed to begin such an initiative.  Across the company’s functions it is expected that the two segments will leverage administrative and operational efficiencies following the integration of the two companies.  We expect several operational functions to migrate to Denver over time.

In the immediate term, nothing changes for anyone until we close this transaction around the end of this year.  As is the case with all mergers and acquisitions involving public companies, there are processes to follow including a shareholder vote – and this will take several months to complete.

So, with that, it remains ‘business as usual’ but is certainly a day to celebrate this exciting time and what lies ahead.  Please join me in celebrating this exciting milestone for Aytu BioScience!

Feel free to contact me with questions.

Best,

Josh

Josh Disbrow
Chairman & Chief Executive Officer